Exhibit 4.5

Notice of Intent to Exercise Conversion Right

February 10, 2005

VillageEDOCS
14471 Chambers Road, Ste. 105
Tustin, CA  92780

Attn:  Corporate Secretary

Dear Sir:

Pursuant to Section 4(a) of that certain Promissory Note Modification Agreement dated May 9, 2002 (the "Agreement") by and among the undersigned and VillageEDOCS, a California corporation (the "Company"), the undersigned, with respect to $3,682,609 in unpaid principal and interest as of December 31, 2004 on the convertible promissory notes listed on the schedule below, hereby elects to exercise the conversion right granted thereby to purchase 40,332,669 shares of the common stock of the Company at a prices listed on the schedule below.

		Price	Number
	Amount	Per	of
	Converted	Share	Shares
Principal amount of notes as of 12/31/04
$530,000 convertible at lower of $2.50 or market	$530,000.00	$0.1500	3,533,334
$1,697,000 convertible at lower of $0.07 or market	1,697,000.00	0.0700	24,242,857
$1,700,000 convertible at 85% of market	700,000.00	0.1275	5,490,196
Accrued interest on $2,039,245 in converted notes as of 12/31/04	230,557.10	0.1500	1,537,047
Accrued interest on $530,000 in unconverted notes as of 12/31/04	129,308.47	0.1500	862,056
Accrued interest on $1,700,000 in unconverted notes as of 12/31/04	153,091.43	0.1275	1,200,717
Accrued interest on $1,697,000 in unconverted notes as of 12/31/04	242,652.34	0.0700	3,466,462
Total principal and accrued interest on promissory notes converted	$3,682,609.34		40,332,669

The undersigned represents and warrants to the Company that the undersigned is acquiring the shares for investment only and not with a view to distribution or resale except for transactions on the public market in accordance with applicable law.

The Company hereby agrees that in consideration for our agreement to convert the principal and interest on the promissory notes as listed on the above schedule, the Company shall grant us a full-ratchet anti-dilution right to receive additional shares of its common stock in the event that any shares of common stock or stock purchase rights are issued by the Company to Mr. James Townsend in an amount greater than that which is set forth by the terms of the amended promissory notes to Mr. Townsend, as of the date of this Notice.  The amount of additional shares issued to Alan and Joan Williams shall be determined pro rata based on the ratio of the Williams' conversion amount to Mr. Townsend's conversion amount.  For example, if Mr. Townsend converts $750,000 of debt to equity, and the Williams convert $3,682,609 of debt to equity, the ratio is 1:4.91.  Accordingly, the amount of additional shares issued to the Williams will be determined by multiplying 4.91 by the amount of any additional shares the Company may issue to Mr. Townsend to induce him to convert his debt to equity.  The additional shares issued to the Williams will be issued for no additional consideration.

Dated: February 10, 2005                                  /s/ Joan P. Williams
                                                                        Joan P. Williams

                                                                          /s/ C. Alan Williams
                                                                        C. Alan Williams

Acknowledgment

VillageEDOCS

By:

  /s/ K. Mason Conner                                     February 10, 2005
K. Mason Conner                                            Date
President and Chief Executive Officer